MANSON CREEK RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

05010072

July 19, 2005

SUPPL

RECEIVED
SEC MAIL PROCESSING
JUL 26 2005
WASH. D.C. 183 SECTION

United States Securities
& Exchange Commission
Washington, DC 20549

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated July 19, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

B O'Neill

PER: BARBARA O'NEILL
SECRETARY

PROCESSED
AUG 01 2005
THOMSON
FINANCIAL

dw 8/1

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No. 82-3874

NEWS RELEASE **JULY 19, 2005**

News Release: **05-08** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NEW ZONE DISCOVERED ON CR PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce the discovery of a new zone on its CR copper – molybdenum porphyry project located 18 km south of Houston, British Columbia.

Drilling the source of the Burn copper-in-soil geochemical anomaly has intersected a blind porphyry body with copper and molybdenum mineralization in the form of vein hosted and disseminated chalcopyrite and molybdenite. Also present were strong potassic and phyllic alteration, commonly observed in porphyry deposits. The new zone is located immediately west of a fault previously thought to have cut off known mineralization on the property. Three holes were drilled in the Burn anomaly and all three intersected the porphyry on the west side of the fault, outlining new porphyry over 200 meters of strike length by 100 to 150 meters in width and still open to the west and at depth.

The recently completed eight hole drill program at CR, totaling 1580 meters, has increased the known strike length of the intrusion to greater than 900 meters. The samples from the drilling program are being trucked to ALS Chemex in Vancouver for analysis. Results are expected in approximately 4 – 6 weeks.

A program of detailed soil sampling and a total field magnetic survey has been completed on the Cuprum copper skarn project, Yukon. Results from this program are also expected in 4 – 6 weeks.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 19, 2005

News Release: **05-08**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NEW ZONE DISCOVERED ON CR PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce the discovery of a new zone on its CR copper – molybdenum porphyry project located 18 km south of Houston, British Columbia.

Drilling the source of the Burn copper-in-soil geochemical anomaly has intersected a blind porphyry body with copper and molybdenum mineralization in the form of vein hosted and disseminated chalcopyrite and molybdenite. Also present were strong potassic and phyllic alteration, commonly observed in porphyry deposits. The new zone is located immediately west of a fault previously thought to have cut off known mineralization on the property. Three holes were drilled in the Burn anomaly and all three intersected the porphyry on the west side of the fault, outlining new porphyry over 200 meters of strike length by 100 to 150 meters in width and still open to the west and at depth.

The recently completed eight hole drill program at CR, totaling 1580 meters, has increased the known strike length of the intrusion to greater than 900 meters. The samples from the drilling program are being trucked to ALS Chemex in Vancouver for analysis. Results are expected in approximately 4 – 6 weeks.

A program of detailed soil sampling and a total field magnetic survey has been completed on the Cuprum copper skarn project, Yukon. Results from this program are also expected in 4 – 6 weeks.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 19, 2005

News Release: **05-08**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NEW ZONE DISCOVERED ON CR PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce the discovery of a new zone on its CR copper – molybdenum porphyry project located 18 km south of Houston, British Columbia.

Drilling the source of the Burn copper-in-soil geochemical anomaly has intersected a blind porphyry body with copper and molybdenum mineralization in the form of vein hosted and disseminated chalcopyrite and molybdenite. Also present were strong potassic and phyllic alteration, commonly observed in porphyry deposits. The new zone is located immediately west of a fault previously thought to have cut off known mineralization on the property. Three holes were drilled in the Burn anomaly and all three intersected the porphyry on the west side of the fault, outlining new porphyry over 200 meters of strike length by 100 to 150 meters in width and still open to the west and at depth.

The recently completed eight hole drill program at CR, totaling 1580 meters, has increased the known strike length of the intrusion to greater than 900 meters. The samples from the drilling program are being trucked to ALS Chemex in Vancouver for analysis. Results are expected in approximately 4 – 6 weeks.

A program of detailed soil sampling and a total field magnetic survey has been completed on the Cuprum copper skarn project, Yukon. Results from this program are also expected in 4 – 6 weeks.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

FILE No.
82-3874

**NSON
REEK
RESOURCES LTD.**

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

July 19, 2005

United States Securities
& Exchange Commission
Washington, DC 20549

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated July 5, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

PER: BARBARA O'NEILL
SECRETARY

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 5, 2005

News Release: **05-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

DRILLING UNDERWAY ON CR PORPHRY PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce that drilling is underway on the CR copper – molybdenum porphyry located 17 km south of Houston, British Columbia. The planned 8 drill hole program will target the mineralized porphyry and the Burn geochemical soil anomaly.

The drill program currently in progress is planned for 1,200 meters of NQ core drilling that will verify and expand upon historical drilling results and test for the source of the Burn anomaly. The mapped mineralized porphyry is oriented east – west and is over 700 meters in length with an approximate mapped width of 100 to 180 meters.

A detailed soil sampling program that followed up on the discovery made in 2004 of the Burn anomaly was completed in June 2005. The soil program consisted of infill sampling lines that confirmed the high copper values seen in the previous years sampling and provided further detail to assist in the planning of the drill program. The Burn copper anomaly encompasses a zone 500 by 200 meters with copper values in soil samples of greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry and could represent an extension of the mineralized porphyry.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 5, 2005

News Release: **05-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

DRILLING UNDERWAY ON CR PORPHRY PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce that drilling is underway on the CR copper – molybdenum porphyry located 17 km south of Houston, British Columbia. The planned 8 drill hole program will target the mineralized porphyry and the Burn geochemical soil anomaly.

The drill program currently in progress is planned for 1,200 meters of NQ core drilling that will verify and expand upon historical drilling results and test for the source of the Burn anomaly. The mapped mineralized porphyry is oriented east – west and is over 700 meters in length with an approximate mapped width of 100 to 180 meters.

A detailed soil sampling program that followed up on the discovery made in 2004 of the Burn anomaly was completed in June 2005. The soil program consisted of infill sampling lines that confirmed the high copper values seen in the previous years sampling and provided further detail to assist in the planning of the drill program. The Burn copper anomaly encompasses a zone 500 by 200 meters with copper values in soil samples of greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry and could represent an extension of the mineralized porphyry.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

NEWS RELEASE

JULY 5, 2005

News Release: **05-07**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

DRILLING UNDERWAY ON CR PORPHRY PROJECT NEAR HOUSTON, BC

Manson Creek is pleased to announce that drilling is underway on the CR copper – molybdenum porphyry located 17 km south of Houston, British Columbia. The planned 8 drill hole program will target the mineralized porphyry and the Burn geochemical soil anomaly.

The drill program currently in progress is planned for 1,200 meters of NQ core drilling that will verify and expand upon historical drilling results and test for the source of the Burn anomaly. The mapped mineralized porphyry is oriented east – west and is over 700 meters in length with an approximate mapped width of 100 to 180 meters.

A detailed soil sampling program that followed up on the discovery made in 2004 of the Burn anomaly was completed in June 2005. The soil program consisted of infill sampling lines that confirmed the high copper values seen in the previous years sampling and provided further detail to assist in the planning of the drill program. The Burn copper anomaly encompasses a zone 500 by 200 meters with copper values in soil samples of greater than 100 ppm (parts per million), including a core 280 meters by 70 meters with copper in soils ranging in values from 750 ppm to 16,500 ppm (1.65% copper). This zone is located immediately along strike and to the west from the previously identified mineralized porphyry and could represent an extension of the mineralized porphyry.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release is Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director
